UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PUMA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

NONE

(CUSIP Number)

Alan H. Auerbach

10940 Wilshire Boulevard, Suite 600

Los Angeles, CA 90024

Telephone: (310) 443-4150

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

1.	Name of Reporting Person: Alan H. Auerbach
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 4,040,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,040,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,040,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 21.6% (2)
14.	Type of Reporting Person: IN

(1)	Mr. Auerbach held 4,000,000 shares of the Issuer’s common stock on October 4, 2011. On October 6, 2011, Mr. Auerbach acquired an additional 40,000 shares of the Issuer’s common stock in connection with the exercise of an unsecured convertible promissory note with a principal amount of $150,000. For additional information regarding the shares of the Issuer’s common stock beneficially owned by Mr. Auerbach, see Item 3 below.
(2)	Based on 18,706,733 shares of common stock of the Issuer outstanding as of October 6, 2011.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Puma Biotechnology, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 10940 Wilshire Boulevard, Suite 600, Los Angeles, California 90024.

Item 2.	Identity and Background

(a)	The name of the reporting person is Alan H. Auerbach (the “Reporting Person”).

(b)	The business address of the Reporting Person is 10940 Wilshire Boulevard, Suite 600, Los Angeles, California 90024.

(c)	The principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer at the Issuer’s principal executive office located at 10940 Wilshire Boulevard, Suite 600, Los Angeles, California 90024. The Reporting Person also serves as the Secretary of the Issuer and the Chairman of the Issuer’s Board of Directors (the “Board”).

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the incorporation of Puma Biotechnology, Inc., a private Delaware corporation (“Puma”), in September 2010, the Reporting Person was issued an aggregate of 4,000,000 shares of Puma’s common stock in exchange for aggregate consideration of $400 from the Reporting Person’s existing personal funds.

Pursuant to an Agreement and Plan of Merger, dated September 29, 2011 (the “Merger Agreement”), by and among the Issuer, IAC Merger Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger Sub”), and Puma, Merger Sub merged (the “Merger”) with and into Puma, with Puma remaining as the surviving entity and wholly-owned operating subsidiary of the Issuer. The Merger was effective as of October 4, 2011 (the “Effective Date”).

Immediately prior to the Merger, Puma consummated a private placement (the “Private Placement”) pursuant to a Securities Purchase Agreement, dated October 4, 2011 (the “Securities Purchase Agreement”), by and among Puma, the persons listed on Schedule I thereto, and the Issuer, but only for purposes of assuming all of Puma’s rights, duties and obligations under the Securities Purchase Agreement. In the Private Placement, Puma issued 14,666,733 shares of its common stock and anti-dilutive warrants to 27 accredited investors in exchange for approximately $55 million.

Immediately following the effectiveness of the Merger, the Issuer’s Board approved a transaction pursuant to which Puma merged with and into the Issuer, leaving the Issuer as the surviving corporation. In connection with this merger, the Issuer changed its corporate name from Innovative Acquisitions Corp. to “Puma Biotechnology, Inc.”

At the effective time of the Merger, each share of Puma’s common stock held by the Reporting Person and the investors in the Private Placement was converted into one fully paid and nonassessable share of Common Stock of the Issuer. This resulted in the Reporting Person holding an aggregate 4,000,000 shares of Common Stock of the Issuer on the Effective Date.

On October 6, 2011, the Issuer issued 40,000 shares of Common Stock to the Reporting Person at $3.75 per share upon his conversion of an unsecured convertible promissory note. The note, which did not accrue interest, was issued to the Reporting Person in connection with his advance of $150,000 of his existing personal funds to Puma prior to the Merger and, in accordance with its terms, was convertible into shares of the Common Stock of the Issuer.

The 4,040,000 shares reported herein, representing approximately 21.6% of the Issuer’s outstanding Common Stock, reflect the Reporting Person’s beneficial ownership of the Issuer as of October 6, 2011. The shares and percentage interest reported herein exclude a warrant held in the name of the Reporting Person issued by Puma prior to the Merger and assumed by the Issuer in the Merger. The warrant is exercisable only in the event that the Issuer conducts a post-Merger offering of securities resulting in gross cash proceeds to the Issuer of at least $15 million. The warrant has a ten-year term, an exercise price equal to the price paid per share in such post-Merger offering, and is exercisable for the number of shares of the Issuer’s Common Stock as would be necessary for the Reporting Person to maintain, as calculated under the terms of the warrant, ownership of 20% of the Issuer’s outstanding shares of Common Stock after such post-Merger offering.

Item 4.	Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Since the Effective Date and as of the date hereof, the Reporting Person serves as the President, Chief Executive Officer and Secretary of the Issuer, the same offices of Puma that he had held since the inception of Puma. On the Effective Date, the Board of the Issuer was reconstituted as the Reporting Person and Thomas R. Malley were appointed as the directors of the Issuer, with the Reporting Person serving as the Chairman of the Board, and each of the directors of the Issuer prior to the Merger resigned.

Under the Securities Purchase Agreement, from and after the Effective Date until the next annual meeting of the Issuer’s stockholders, the Issuer’s Board may consist of up to a maximum of seven members, consisting of (a) the Reporting Person and Thomas R. Malley, (b) at the election of the investors holding a majority of the shares sold in the Private Placement, either one of two representatives designated by such investors (which designee shall be selected by the Reporting Person) or two of four representatives designated by such investors (which designees shall be selected by the Reporting Person), and (c) such other directors as designated by the Board.

In addition, the Issuer agreed in the Securities Purchase Agreement to use its best efforts to amend its certificate of incorporation to eliminate its authorized class of securities designated as preferred stock and to reduce the number of shares of its authorized capital stock from one hundred ten million (110,000,000) shares to one hundred million (100,000,000) shares, all of which are to be designated as Common Stock. On October 4, 2011, the Issuer’s board of directors and all of its stockholders approved by written consent an amended and restated certificate of incorporation making these amendments. Pursuant to Section 14C of the Act and Rule 14c promulgated thereunder, the Issuer will file an information statement on Schedule 14C with the Commission to notify its stockholders of this action. At least 20 days after the Issuer mails the information statement to its stockholders, the Issuer will file the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. When the amended and restated certificate of incorporation becomes effective, the Issuer will have authorized capital stock of 100,000,000 shares, all of which will be designated as Common Stock.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3 and 4 above is incorporated herein by reference.

(a) The Reporting Person beneficially owns 4,040,000 shares of the Common Stock of the Issuer, which represents approximately 21.6% of the outstanding Common Stock of the Issuer. The percentage of shares owned by the Reporting Person is based upon 18,706,733 shares of the Common Stock of the Issuer reported to be outstanding on October 6, 2011, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2011.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by the Reporting Person as described in paragraph (a) above.

(c) Other than as reported herein, the Reporting Person has not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held in the name of the Reporting Person and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated September 29, 2011, by and among the Issuer, IAC Merger Corporation and Puma Biotechnology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 11, 2011).

Exhibit 2:	Securities Purchase Agreement, dated October 4, 2011, by and among Puma Biotechnology, Inc., the investors listed on Schedule I attached thereto and the Issuer (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 11, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2011

/s/ Alan H. Auerbach
Alan H. Auerbach